Mail Stop 0510

      March 3, 2005

By U.S. mail and facsimile to (416) 495-8625

Ms. Betty-Ann Harland
Chief Executive Officer
International Development Corp.
534 Delaware Avenue, Suite 412
Buffalo, NY  14202

RE:	Form 10-KSB and Form 10-KSB/A for the Fiscal Year Ended
August 31, 2004
		Form 10-QSB for the Quarter Ended November 30, 2004
			File No. 000-31343


Dear Ms. Harland:

		We have reviewed your response letter dated February 22, 2005 to our letter dated February 4, 2005 and have the following comments.


Form 10-KSB and Form 10-KSB/A for the Fiscal Year Ended August 31,
2004

Item 6. Management`s Discussion and Analysis or Plan of Operation

Results of Operations, p. 11

1. Provide to us in a supplemental letter and in future filings revise to include a more comprehensive analysis regarding the changes
in your revenue amounts period over period.   Refer to guidance
presented in Release No. 33-8350: Interpretation - Commission Guidance Regarding Management`s Discussion and Analysis of Financial
Condition and Results of Operations.

Item 8A. Controls and Procedures, p. 13

2. We have noted your disclosure on page 1 of your amended Form
10-
KSB that, "we incorrectly stated that we had terminated our water purification business. The mistake was unintentional and a result of oversight." In consideration of this disclosure, please clarify for us how management determined that its disclosure controls and procedures were effective as of August 31, 2004 and the subsequent interim periods or revise to clarify that they were ineffective.

Form 10-QSB for the Quarter Ended November 30, 2004

Balance Sheets, p. 1

3. We have noted in your response to our comment number 2 in our letter dated February 4, 2005 that your inventory balance remained the same level because you did not terminate the water purification business. In consideration that your inventory balance did not change for three months and that you did not have any revenue during this period, please explain to us your ability to sell this remaining inventory or why a full excess inventory reserve is not warranted.

4. We also note that your accounts receivable balance has not materially changed since August 31, 2004. Tell us the days outstanding for your material accounts receivable as of November
30,
2004 and how you assessed those accounts are recoverable.



*    *    *    *



		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.




	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 824-5525 or, in his absence, to Jeanne Baker, Assistant Chief Accountant at (202)
942-1835, or the undersigned at (202) 942-1798.

							Sincerely,



							John Hartz
							Senior Assistant Chief
Accountant

??

??

??

??

Ms. Betty-Ann Harland
International Development Corp.
March 3, 2005
Page 3 of 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE